CUSIP NO. 903447 10 0                 13D
Page 1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)



                            US TELESIS HOLDINGS, INC.
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)

                                   903447 10 0
                                 (CUSIP Number)

                                   YALE FARAR
                                BELLE GROUP, LTD.
                           23679 CALABASAS ROAD, #412
                               CALABASAS CA 91302
                                  818-591-8333
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|













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CUSIP NO. 903447 10 0                 13D
Page 2

--------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Yale Farar
--------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------
4.   Source of Funds (See Instructions) Not Applicable
--------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                    750,421
   SHARES      -----------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                    1,476,850
    EACH       -----------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON                                      750,421
    WITH       -----------------------------------------------------------
               10.  Shared Dispositive Power
                                             1,476,850
--------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,227,271
--------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.7% (1)
--------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN;
--------------------------------------------------------------------------


------------------
(1) Pursuant to Rule 13d-3, the percentage reflects the relationship to the number of shares of common stock of the issuer that the reporting person beneficially owns as of the filing of this schedule bears to the 47,736,900 shares of stock outstanding on June 3, 2005 (as reported in the issuer's DEF14C filed with the SEC on June 3, 2005.)

CUSIP NO. 903447 10 0                 13D
Page 3

--------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Belle Group, LLC
     88-0410943
--------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
--------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Nevada State
--------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      -----------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                    1,476,850
    EACH       -----------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       -----------------------------------------------------------
               10.  Shared Dispositive Power
                                             1,476,850
--------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,476,850
--------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     3.1%
--------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------

CUSIP NO. 903447 10 0                 13D
Page 4

THIS AMENDMENT NO. 1 AMENDS A SCHEDULE 13D (THE "STATEMENT"), DATED MAY 4, 2005. ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THAT STATEMENT.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D relates to Common Stock ("Common Stock") of US Telesis Holdings, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1165 Via Vera Cruz, San Marcos, CA 92078 .

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, Farar may be deemed to be the direct beneficial owner of 750,421 shares of Common Stock, over which he has sole voting and sole dispositive power, and the indirect beneficial owner of 1,476,850 shares of Common Stock, over which he has shared voting and shared dispositive power. The aggregate of 2,227,271 shares of Common Stock beneficially owned by Farar represent 4.7% of the issued and outstanding shares of Common Stock, based on 47,736,900 shares issued and outstanding on June 3, 2005.

As of the date hereof, Belle is the direct beneficial owner of 1,476,850 shares of Common Stock, over which it has shared voting and shared dispositive power. The 1,476,850 shares represent 3.1% of the issued and outstanding shares of Common Stock, based on 47,736,900 shares issued and outstanding on June 3, 2005.































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CUSIP NO. 903447 10 0                 13D
Page 5

The following sets forth certain information regarding all transactions in the Common Stock that were effected by a Reporting Persons during the past sixty days:

                          Number   Price      Where and
Reporting    Date of    of shares   per         How
 Person       Sale        sold     share      Effected
----------- ----------- --------- -------- -----------------
Yale Farar  05/19/2005  34,800    $0.6761  Open Market Sale
Yale Farar  05/20/2005  52,000    $0.8397  Open Market Sale
Yale Farar  05/23/2005  30,400    $0.8504  Open Market Sale
Yale Farar  05/24/2005   7,100    $0.7565  Open Market Sale
Yale Farar  05/25/2005  10,000    $0.7300  Open Market Sale
Yale Farar  05/26/2005  18,500    $0.7035  Open Market Sale
Yale Farar  05/27/2005  10,000    $0.7200  Open Market Sale
Yale Farar  05/31/2005  34,000    $0.6911  Open Market Sale
Yale Farar  06/01/2005  22,000    $0.7000  Open Market Sale
Yale Farar  06/02/2005  22,500    $0.6833  Open Market Sale
Yale Farar  06/06/2005  12,200    $0.6441  Open Market Sale
Yale Farar  06/07/2005  13,500    $0.6810  Open Market Sale
Yale Farar  06/08/2005  15,000    $0.6400  Open Market Sale
Yale Farar  06/09/2005  46,500    $0.6307  Open Market Sale
Yale Farar  06/10/2005  33,000    $0.6355  Open Market Sale
Yale Farar  06/13/2005  10,000    $0.6300  Open Market Sale
Yale Farar  06/15/2005  27,500    $0.6032  Open Market Sale
Yale Farar  06/16/2005  22,500    $0.5795  Open Market Sale





























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CUSIP NO. 903447 10 0                 13D
Page 6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.              DESCRIPTION
-----------              -----------
99.1                     Agreement of Joint Filing (incorporated by reference
                         to Exhibit 99.1 to the Reporting Persons Form 13D filed with the SEC on May 6, 2005).















































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CUSIP NO. 903447 10 0                 13D
Page 7


                                   SIGNATURES


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated: June 20, 2005                    /s/ Yale Farar
                                         ---------------------------------
                                         Name: Yale Farar


                                         Belle Group, Ltd.


                                         By: /s/ Yale Farar
                                         ---------------------------------
                                         Its: Majority Owner and Managing
                                              Member